February 27, 2013

Via E-mail and EDGAR filing
Era Anagnosti
Staff Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Sharps Compliance Corp.
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 30, 2012
File No. 001-34269

Dear Ms. Anagnosti:

The Company has received the SEC comment letter dated February 15, 2013 related to the above referenced filing. The Company’s firewall system sent the letter to a spam account and delayed our receipt of your comment letter to the date of this response.  The Company expects to be able to provide the requested response by Tuesday, March 19, 2013.

Please feel free to contact me at 713-660-3547 should you have questions or require additional information.

Sincerely,

/s/ DIANA P. DIAZ
Diana P. Diaz
Vice President and Chief Financial Officer

Sharps Compliance Corp.
 9220 Kirby Drive  Suite 500  Houston, TX 77054
Direct  713.660.3547    Fax 713.660.3581
Email  ddiaz@sharpsinc.com
Website   www.sharpsinc.com